Law Offices
Silver, Freedman, Taff & Tiernan LLP
A Limited Liability Partnership Including Professional Corporations

3299 K STREET, N.W., SUITE 100 WASHINGTON, D.C. 20007 (202) 295-4500 WWW.SFTTLAW.COM

July 25, 2016

Era Anagnosti
Legal Branch Chief
Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Great Southern Bancorp, Inc.
Registration Statement on Form S-3
Filed July 8, 2016
File No. 333-212444

Dear Ms. Anagnosti:

On behalf of Great Southern Bancorp, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 25, 2016 (the “Comment Letter”) on the Company’s Registration Statement on Form S-3 filed with the Commission on July 8, 2016 (as amended by Amendment No. 1 (as defined below), the “Registration Statement”), we submit this letter containing the Company’s responses to the Comment Letter.  Concurrent with the filing of this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”).
The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set forth below in boldface type the text of the Staff’s comments from the Comment Letter, followed by the Company’s response.
Summary
Purchase Contracts, page 7
Description of Debt Securities, page 10

Era Anagnosti
July 25, 2016

1.	We note your description of the purchase contracts indicating that they may be for the purchase or sale of “securities of an entity not affiliated with us….” We make a similar observation with respect to your page 11 disclosure, stating that your debt securities may be converted or exchanged for “securities of ours or another issuer.” To the extent you include in the offering third party securities, please provide us an analysis as to why registration under the Securities Act is not required at this time, and confirm that you will include disclosure regarding the issuer of any third party securities in the applicable prospectus supplement or other offering materials, including any required financial statement and non-financial statement disclosure about the issuer of such third party securities. Please refer to Securities Act Sections Compliance and Disclosure Interpretations 203.03 and the Morgan Stanley & Co., Incorporated no-action letter (June 24, 1996). If you do not wish to offer third party securities, please remove these references from the prospectus.
RESPONSE:  The Company has decided not to offer third party securities through the Registration Statement, so the Registration Statement has been amended to remove such references from the prospectus.  Exhibit 5.1 has also been amended to remove such references.
Part II. Exhibits
Exhibit 5.1
2.	Please have counsel expand paragraph 3 on page 3 to opine that the depositary shares will entitle the holders to the rights specified in the deposit agreement and the depositary receipts. Please refer for guidance to Section II.B.1.d of Staff Legal Bulletin No.19 (Oct. 14, 2011), which is available on our website.
RESPONSE:  Paragraph 3 on page 3 has been expanded to opine that the depositary shares will entitle the holders to the rights specified in the deposit agreement and the depositary receipts.
Should the Staff have any questions or further comments, please contact the undersigned at (202) 295-4525 or Martin L. Meyrowitz P.C. at (202) 295-4527.
Sincerely,

/s/ Craig M. Scheer, P.C.

Craig M. Scheer, P.C.

cc:	Joseph W. Turner
Rex A. Copeland